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Exhibit 2

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Second Quarter Management Discussion and Analysis
for the Periods Ended July 31, 2005

September 7, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER)
(All figures are in United States dollars unless otherwise indicated)

Highlights

  •
  Aber's net earnings for the quarter were $19.0 million with earnings per share of $0.33 (cash earnings per share of $0.91(1)) as compared to net earnings of $13.6 million and earnings per share of $0.23 (cash earnings per share of $0.53(1)) for the previous quarter.

  •
  The Company recorded sales for the quarter ended July 31, 2005, of $115.7 million compared to $84.5 million for the comparable quarter of the prior year.

  •
  Sales from the mining and retail segments for the second quarter were 26% and 59% higher respectively compared to the comparable quarter of the prior year.

  •
  Earnings from operations for the mining and retail segments were $37.0 million and $2.9 million respectively for the second quarter compared to $28.8 million and $0.3 million respectively for the comparable quarter of the prior year.

  •
  Aber's share of diamonds recovered from the Diavik Mine was 1.0 million carats for the three months ended June 30, 2005, compared to 0.7 million carats for the three months ended March 31, 2005.

  •
  Aber continues to generate strong levels of working capital, being $217.5 million at July 31, 2005, compared to $156.6 million at January 31, 2005.

  •
  The Company has declared a quarterly dividend of $0.25 per share to be paid on October 14, 2005.

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. Management believes that cash earnings per share are a useful supplemental measure in evaluating the performance of Aber.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All figures are in United States dollars unless otherwise indicated)
Prepared as of September 7, 2005

The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three and six months ended July 31, 2005, and its financial position as at July 31, 2005. This MD&A is based on the Company's consolidated interim financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and six months ended July 31, 2005 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2005. Unless otherwise specified, all financial information is presented in United States dollars. All references to "second quarter" refer to the three months of Aber ended July 31.

This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 30 of this news release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-Canadian GAAP Performance Measures".

Certain comparative figures have been reclassified to conform to the current year's presentation.

SUMMARY DISCUSSION

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc. ("Harry Winston"), the premier fine jewelry and watch retailer. Aber's mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

MARKET COMMENTARY

The Rough Diamond Market

Rough diamond prices increased strongly at the beginning of the quarter and then stabilized as the quarter progressed. The increased prices were driven primarily by the ongoing shortage of rough diamond supply, announcements of potential mine closures and reduced production from existing sources. Further market support was provided by the positive outlook on the polished diamond market for the upcoming holiday season in the US. Rough diamond prices stabilized during the quarter as increased availability of supply from Rio Tinto's Argyle Mine helped alleviate concerns of diminishing production.

The Polished Diamond Market

Polished diamond prices have also increased. In the past, price increases have been restricted to larger, high-end diamonds but have now expanded over a broader size range. The continued scarcity of high-end diamonds has strengthened demand for other quality ranges, thereby also increasing prices for these goods.

The Retail Jewelry Market

The US economy, the largest market for retail diamond jewelry consumption, showed solid growth despite rising interest rates and climbing oil prices. In Japan, also a key diamond consumer, the government reported that the economy is recovering at a moderate pace following a long period of weakness.

Consolidated Financial Results

The following is a summary of the Company's consolidated quarterly results for the eight quarters ended July 31, 2005, following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Sales	$115,699	$110,132	$144,581	$104,065	$84,487	$52,269	$41,638	$53,958	$225,831	$136,756
Cost of sales	53,065	59,119	77,730	45,244	37,746	28,591	26,128	20,276	112,184	66,337

	62,634	51,013	66,851	58,821	46,741	23,678	15,510	33,682	113,647	70,419
Selling, general and administrative expenses	22,711	23,394	27,500	20,452	17,632	8,714	3,704	4,795	46,105	26,346

Earnings from operations	39,923	27,619	39,351	38,369	29,109	14,964	11,806	28,887	67,542	44,073

Interest and financing expenses	(3,668)	(3,401)	(5,138)	(3,522)	(3,530)	(3,407)	(7,127)	(5,180)	(7,069)	(6,937)
Other income	885	886	8,102	574	467	495	281	406	1,771	962
Foreign exchange gain (loss)	(2,263)	496	2,837	(8,543)	760	(349)	(338)	682	(1,767)	411

Earnings before income taxes	34,877	25,600	45,152	26,878	26,806	11,703	4,623	24,795	60,477	38,509
Income taxes	15,400	12,412	13,755	18,921	14,798	8,862	1,460	11,247	27,812	23,660

Earnings before minority interest	19,477	13,188	31,397	7,957	12,008	2,841	3,163	13,548	32,665	14,849
Minority interest	457	(394)	1,865	(503)	(287)	44	—	—	63	(243)

Earnings	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$3,163	$13,548	$32,602	$15,092

Basic earnings per share	$0.33	$0.23	$0.51	$0.15	$0.21	$0.05	$0.06	$0.25	$0.56	$0.26
Diluted earnings per share	$0.32	$0.23	$0.50	$0.14	$0.21	$0.05	$0.06	$0.24	$0.55	$0.26
Total assets	$927,652	$936,185	$896,952	$957,779	$834,532	$817,980	$644,244	$611,390	$927,652	$834,532
Total long-term liabilities	$378,372	$389,991	$311,545	$403,011	$334,317	$320,749	$241,303	$290,414	$378,372	$334,317

THREE MONTHS ENDED JULY 31, 2005 COMPARED TO THREE MONTHS ENDED APRIL 30, 2005 AND JULY 31, 2004

Net Earnings

The second quarter earnings of $19.0 million or $0.33 per share represent an increase of $5.4 million or $0.10 per share as compared to the first quarter results of $13.6 million or $0.23 per share and an increase of $6.7 million or $0.12 per share as compared to the results from the second quarter of the prior year. The Company's cash earnings per share for the second quarter was $0.91 compared to cash earnings of $0.53 in the first quarter and $0.63 in the second quarter of the prior year.

Revenue

Sales for the second quarter totalled $115.7 million, consisting of rough diamond sales of $70.8 million and sales from Harry Winston of $44.9 million. This compares to sales of $110.1 million in the prior quarter (rough diamond sales of $68.5 million and sales from Harry Winston of $41.6 million) and sales of $84.5 million in the comparable quarter of the prior year (rough diamond sales of $56.3 million and sales from Harry Winston of $28.2 million). Ongoing quarterly variations in revenues are inherent in Aber's business, resulting from the seasonality of the mining and retail activities as well as the variability of the rough diamond sales schedule.

Cost of Sales

The Company's second quarter cost of sales was $53.1 million compared to $59.1 million for the previous quarter and $37.7 million for the comparable quarter of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See "Segmented Analysis" on page 8 for additional information.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits, advertising, professional fees, rent and related office costs. The second quarter saw SG&A expenses of $22.7 million, as compared to $23.4 million from the previous quarter and $17.6 million for the comparable quarter of the prior year.

The decrease of $0.7 million from the first quarter resulted from a decrease of $1.4 million in salaries and benefits (which include stock compensation), and a decrease of $0.7 million in advertising, offset by an increase of $0.8 million in other expenses and an increase of $0.6 million in rent. The increase of $5.1 million from the second quarter of the prior year resulted from an increase of $1.9 million in advertising, $1.2 million in salaries and benefits, $0.9 million in other expenses, $0.7 million in rent and $0.4 million in professional fees. See "Segmented Analysis" on page 8 for additional information.

Income Taxes

Aber recorded a tax expense of $15.4 million during the quarter compared to $12.4 million in the previous quarter and $14.8 million in the comparable quarter of the previous year. The Company's effective income tax rate for the quarter, excluding Harry Winston, was 44%, which was based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, and earnings subject to tax different than the statutory rate. The decrease in the effective tax rate in the second quarter compared to the previous quarter is primarily a result of certain earnings subject to tax at rates different than the statutory income tax rate.

The Company's functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the second quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $3.7 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2025.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three Months Ended July 31, 2005	Three Months Ended April 30, 2005	Three Months Ended July 31, 2004
Statutory income tax rate	40%	40%	41%
Large Corporations Tax	1%	3%	1%
Stock compensation	1%	2%	1%
Resource allowance	0%	(6)%	0%
Northwest Territories mining royalty	9%	9%	13%
Impact of foreign exchange	1%	1%	2%
Earnings subject to tax different than statutory rate	(5)%	(2)%	(5)%
Other items	(3)%	1%	2%
Effective income tax rate	44%	48%	55%

Interest and Financing Expenses

Interest and financing expenses of $3.7 million were incurred during the quarter compared to $3.4 million for the preceding quarter and $3.5 million during the comparable quarter of the prior year. Interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities.

Other Income

Other income of $0.9 million was recorded during the quarter compared to $0.9 million from the preceding quarter and $0.5 million from the comparable quarter of the prior year. Other income includes interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $2.3 million was recognized during the quarter compared to a foreign exchange gain of $0.5 million in the previous quarter and $0.8 million gain in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any hedges outstanding.

SEGMENTED ANALYSIS

The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Sales	$70,795	$68,507	$85,252	$68,980	$56,281	$42,153	$41,638	$53,958	$139,302	$98,434
Cost of sales	29,759	37,593	46,356	26,203	23,234	23,521	26,128	20,276	67,352	46,755

	41,036	30,914	38,896	42,777	33,047	18,632	15,510	33,682	71,950	51,679
Selling, general and administrative expenses	3,991	4,108	3,792	3,997	4,239	3,996	3,704	4,795	8,099	8,235

Earnings from operations	$37,045	$26,806	$35,104	$38,780	$28,808	$14,636	$11,806	$28,887	$63,851	$43,444

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $70.8 million compared to $68.5 million in the first quarter and $56.3 million in the comparable quarter of the prior year. The Company held two rough diamond sales in the second quarter, three in the previous quarter and two in the comparable quarter of the prior year. Sales for the current quarter were positively impacted by the larger size distribution of the rough diamonds sold during the quarter. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of the production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $16.7 million, non-cash operating costs of $11.8 million and private production royalties of $1.3 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The second quarter gross margin was 58% compared to 45% in the preceding quarter and 59% in the comparable quarter of the prior year. Gross margin is usually higher in the second quarter of each fiscal year as compared to the first quarter due to increased mine production, which in turn is the result of generally more favourable weather conditions at the Diavik Mine during the quarter.

SG&A for the mining segment decreased by $0.1 million from the first quarter as the result of a $0.9 million decrease in salaries and benefits, including stock option compensation, which was offset by an increase of $0.7 million in professional fees and other expenses and an increase of $0.1 million in rent. This compares to a decrease of $0.2 million from the second quarter of the prior year, which resulted from a decrease in rent and related expenses of $0.1 million and a decrease of $0.1 million in other expenses. SG&A for the mining segment remains relatively constant at $4.0 million per quarter.

Retail

(expressed in thousands of United States dollars) (unaudited)

	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Sales	$44,904	$41,625	$59,329	$35,085	$28,206	$10,116	$—	$—	$86,529	$38,322
Cost of sales	23,306	21,526	31,374	19,041	14,512	5,070	—	—	44,832	19,582

	21,598	20,099	27,955	16,044	13,694	5,046	—	—	41,697	18,740
Selling, general and administrative expenses	18,720	19,286	23,708	16,455	13,393	4,718	—	—	38,006	18,111

Earnings (loss) from operations	$2,878	$813	$4,247	$(411)	$301	$328	$—	$—	$3,691	$629

The retail segment includes sales from Harry Winston's eight salons, which are located in New York, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei. Controlling interest in Harry Winston was acquired on April 1, 2004.

Sales for the second quarter were $44.9 million compared to $41.6 million for the previous quarter and $28.2 million from the comparable quarter of the prior year. Harry Winston sales have increased by 8% and 59% respectively from the prior quarter and the comparable quarter of the previous year due to the increased availability of product, improved merchandising mix and the general health of the economy.

Cost of sales for Harry Winston for the second quarter was $23.3 million compared to $21.5 million in the previous quarter and $14.5 million for the comparable quarter of the prior year. Gross margins are consistent over these quarters.

SG&A expense was $18.7 million in the second quarter as compared to $19.3 million in the first quarter and $13.4 million in the comparable quarter of the prior year. The SG&A decrease from the first quarter was a result of decreased advertising and selling expenses of $0.7 million, and decreased salaries and benefits of $0.5 million, offset by increased rent of $0.4 million and increased administrative expenses of $0.2 million. SG&A increased from the comparable quarter of the prior year as the result of an increase in advertising and selling expenses of $1.9 million, an increase in administrative and consulting expenses of $1.4 million, an increase in salaries and benefits of $1.2 million and an increase of $0.8 million in rent.

SIX MONTHS ENDED JULY 31, 2005 COMPARED TO SIX MONTHS ENDED JULY 31, 2004

Net Earnings

Aber's net earnings for the six months ended July 31, 2005 totalled $32.6 million or $0.56 per share (cash earnings per share $1.45), compared to net earnings of $15.1 million or $0.26 per share (cash earnings per share of $0.95) for the same period of the preceding year.

Revenue

Aber recorded sales for the six months ended July 31, 2005 of $225.8 million compared to sales of $136.8 million for the six months ended July 31, 2004. Rough diamond sales accounted for $139.3 million of these sales compared to $98.5 million for the comparable period of the prior year. Harry Winston sales of $86.5 million accounted for the balance, compared to $38.3 million for the comparable quarter of the prior year which included four months of Harry Winston sales from the date of acquisition by Aber of April 1, 2004. The Company completed five rough diamond sales during the six months ended July 31, 2005 compared to four for the comparable six months of the prior year.

Cost of Sales

The Company recorded cost of sales of $112.2 million during the six months ended July 31, 2005 compared to $66.3 million during the six months of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities.

Selling, General and Administrative Expenses

Aber incurred SG&A expenses of $46.1 million for the six months ended July 31, 2005, compared to $26.3 million incurred for the six months ended July 31, 2004. Included in SG&A expense for the six months ended July 31, 2005 are $8.1 million for the mining segment as compared to $8.2 million for the six months ended July 31, 2004, and $38.0 million for the retail segment, as compared to $18.1 million for the prior year being. SG&A expenses for the retail segment for the prior year included only four months of expenses from April 1, 2004, the date of Aber's acquisition of a 51% interest in Harry Winston, to July 31, 2004.

The principal components of SG&A expense include expenses for salaries (including salon personnel), advertising, professional fees, rent, and related office costs.

The increase of $19.8 million in SG&A from the comparable period of the prior year resulted from an increase of $7.8 million in salaries and benefits, $6.5 million in advertising, $2.5 million in rent, $1.6 million in other expenses and $1.4 million in professional fees. The increase in spending was incurred as part of the Harry Winston growth strategy.

Income Taxes

Aber recorded a tax expense of $27.8 million during the six months ended July 31, 2005, compared to $23.7 million during the six months ended July 31, 2004. The Company's effective income tax rate for the six months ended July 31, 2005, excluding Harry Winston, was 45%, which was based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, and earnings subject to tax different than the statutory income tax rate. The income tax expense recorded in the preceding year reflected additional future income tax liabilities due to an increase of 2% in future income tax rates in the Northwest Territories. The preceding year income tax expense also included an adjustment to the future royalty liabilities as a result of a Northwest Territories royalty audit. The result is a lower effective income tax rate for the six months ended July 31, 2005 compared with the six months ended July 31, 2004.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2025.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Statutory income tax rate	40%	41%
Large Corporations Tax	1%	2%
Stock compensation	1%	2%
Resource allowance	(2)%	0%
Northwest Territories mining royalty	9%	13%
Impact of foreign exchange	1%	(1)%
Impact of changes in future income tax rates	0%	9%
Earnings subject to tax different than statutory rate	(4)%	(5)%
Other items	0%	0%
Effective income tax rate	46%	61%

Interest and Financing Expenses

Interest and financing expenses of $7.1 million were incurred during the six months ended July 31, 2005 compared to $6.9 million for the comparable period in the preceding year. Interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities.

Other Income

Other income includes interest earned on the Company's various bank accounts.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $1.8 million was recognized during the six months ended July 31, 2005 compared with a gain of $0.4 million recognized during the six months ended July 31, 2004. The current year loss was primarily the result of a $1.9 million unrealized foreign exchange loss on the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company. The Company does not currently have any hedges outstanding.

Operational Update

Aber's results of operations include results from its mining operations and results from Harry Winston.

Mining

Production from the Diavik Mine during the three and six months ended June 30, 2005 continued to exceed production levels from the prior year as improved processing efficiencies resulted from the blending of A-154 South (70%) and A-154 North (30%) ore. Recovered grades continue to meet mine plan forecasts. In the three months ended June 30, 2005, the Diavik Mine produced 2.52 million carats from 0.65 million tonnes of ore.

During the second calendar quarter, a new rock crushing facility was erected at the Diavik Mine and began crushing waste rock from the A-154 pit for use in the construction of the A-418 dike. Further preparations for the A-418 dike were also underway, as the dredge was assembled and is now awaiting open water to allow the dredging of fine lakebed sediments from along the dike footprint. Dike construction is scheduled to be completed in 2007 to enable open-pit mining of the A-418 pipe to commence in 2008. During the second calendar quarter work began on the underground decline, which will support feasibility studies of how to underground mine the A-154 South, A-154 North, and A-418 pipes most effectively. The decline to access the A-21 pipe for sampling was also started during the second calendar quarter.

Aber's 40% share of Diavik Mine production:

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Diamonds recovered (000s carats)	1,006	909	1,706	1,524
Grade (carats/tonne)	3.87	4.21	3.73	4.07
Operating costs, cash ($ millions)	18.3	17.6	36.3	31.9
Operating costs per carat, cash ($)	18	19	21	21

Cash operating costs for the three months ended June 30, 2005 of $18.3 million increased by $0.7 million from the comparable period of the prior year as a result of a $1.3 million increase in costs due to the strengthening of the Canadian dollar against the US dollar, offset by a small reduction in actual cash operating costs of $0.6 million.

For the six months ended June 30, 2005, cash operating costs of $36.3 million increased by $4.4 million of which $3.2 million resulted from the strengthening of the Canadian dollar against the US dollar and $1.2 million resulted from an increase in actual mining and production operating costs.

The Diavik Mine's fuel needs for the current calendar year has already been purchased and warehoused on site. The fuel was shipped via the winter road at the beginning of the calendar year at the then current rate and expensed into operating costs based on usage. The Diavik Mine has not contracted for any future fuel purchases.

During the quarter, Aber created a new subsidiary in Mumbai, India. Aber India Private Limited ("Aber India"), a wholly owned subsidiary of Aber Diamond Corporation, has commenced marketing activities in the third quarter of the current fiscal year. Aber India's marketing activities will target the sale of rough diamonds directly to manufacturers in India.

Aber completed registration of its ISO 9001:2000 quality management system during the second quarter. The system certifies Aber's control over the chain of custody of diamond inventory within its Toronto and Antwerp sorting and sales operations.

Retail

Harry Winston performed well through the second quarter as sales growth was driven by jewelry in higher price points and the continued strength of its US, European and Far East Salons. In particular, the impact of Harry Winston's increased inventory levels, and improved sourcing of polished diamonds have also demonstrated positive results in the retail segment earnings from operations.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Working capital increased to $217.5 million at July 31, 2005, from $156.6 million at January 31, 2005, primarily as a result of the repayment of the $51.1 million promissory note and the purchase of 51% of Harry Winston's convertible subordinated notes of $6.8 million, as referred to below. Funds from the Company's senior secured revolving facility were used to pay down these commitments.

As at July 31, 2005, Aber had unrestricted cash and cash equivalents of $100.9 million and contingency cash collateral and reserves of $13.8 million compared to $123.6 million and $13.8 million respectively at January 31, 2005. Included in unrestricted cash and cash equivalents at July 31, 2005 was $13.4 million held at the Diavik Mine compared to $6.9 million at January 31, 2005.

Cash Flow from Operations

During the quarter ended July 31, 2005, Aber generated $39.5 million in cash from operations, compared to $15.0 million from the comparable quarter of the previous year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber's business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the second quarter, the Company purchased $18.2 million of inventory, decreased accounts receivable of $4.7 million, increased prepaid expenses by $0.8 million and paid down $0.7 million in accounts payable and accrued liabilities.

Financing Activities

During the second quarter Aber made mandatory repayments of $18.8 million on its $100.0 million senior secured term facility and decreased its senior secured revolving facility by $15.0 million. At July 31, 2005, the Company had $61.2 million outstanding on its senior secured term facility and $60.0 million outstanding on its senior secured revolving credit facility. Aber had unrestricted cash on hand of $100.8 million at July 31, 2005.

As at July 31, 2005, Harry Winston had $52.0 million outstanding on its $70.0 million credit facility, primarily to fund salon inventory and capital expenditure requirements. This represents an increase of $1.4 million from April 30, 2005.

The Company made a dividend payment of $14.5 million to its shareholders, or $0.25 per share, in the second quarter.

In the first quarter, Aber purchased 150,000 common shares on the open market for $4.7 million for cancellation as part of its normal course issuer bid.

Investing Activities

Included in deferred mineral property costs are purchases of $19.0 million in exploration assets and a transfer of $23.4 million of work-in-progress to capital assets during the second quarter.. The Company also purchased capital assets of $6.8 million, of which $5.1 million were purchased for the mining segment and $1.7 million for Harry Winston.

During the first quarter, the Company paid $51.1 million for the remaining balance of the promissory note issued in connection with the purchase of its controlling interest in Harry Winston, and paid a further $6.8 million to purchase 51% of Harry Winston's convertible subordinated notes from two of its minority shareholders.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture's total expenditures on a monthly basis. Aber's currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital, for the calendar years 2005 to 2009, is approximately $230.0 million.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations ($000s)	Total	Less than 1 year	Year 2-3	Year 4-5	After 5 years
Long-term debt(a)	$187,929	$26,905	$142,797	$12,170	$6,057
Environmental and participation agreements incremental commitments(b)	71,917	9,340	19,280	3,267	40,030
Lease obligations(c)	84,392	9,951	18,735	18,225	37,481

Total contractual obligations	$344,238	$46,196	$180,812	$33,662	$83,568

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing September 2006. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

During the second quarter, Harry Winston increased its $60.0 million credit facility to $70.0 million (to $85.0 million at August 31, 2005), which expires on March 31, 2008, with no scheduled repayments required before that date. Also included under long-term debt are notes payable pertaining to convertible subordinated note agreements totalling $6.5 million, with two of Harry Winston's minority shareholders. The notes are due on December 31, 2005, bear interest at 11% per annum and are payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston, at its option, may prepay all or a portion of the outstanding balance based upon an early redemption price or convert the notes into common shares of Harry Winston.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit, of which Aber's share as at July 31, 2005, was $33.8 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $33.8 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(c)
Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston's New York salon lease, of which a shareholder has a 50% interest in the property, has a remaining term of five years with an option to renew.

Outlook

Engineering work continues to refine the final design of the A-154 North and South open pit. Ore processed for the balance of the calendar year will be a variable mixture from A-154 North and South pipes. Aber continues to expect that full year production will be within previous estimates, in excess of 8.5 million carats. Aber expects to hold three rough diamond sales in the third quarter and two in the fourth quarter.

Harry Winston continues to move forward with its plan of salon openings. The new salons in Miami and Honolulu and the relocated Beverly Hills store are expected to open by the end of the fiscal year. The new Beverly Hills salon will replace the existing salon and will be Harry Winston's flagship salon on the West Coast of the US.

Harry Winston and Aber are working closely together to source polished diamonds for Harry Winston's expanding salon network and new product designs. In an environment experiencing scarcity of Harry Winston quality goods, an increasing proportion of Harry Winston's inventory requirements is now being sourced through Aber's customer base.

Non-Canadian GAAP Performance Measures

References to "cash earnings" are to earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that cash earnings enables management and investors to better understand the impact of certain non-cash items on Aber's financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings
(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Earnings	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$3,163	$13,548	$32,602	$15,092
Non-cash income tax	12,788	5,320	11,905	17,888	14,356	8,079	237	10,388	18,108	22,435
Non-cash foreign exchange loss (gain)	3,618	(1,896)	(1,550)	8,608	(888)	440	560	(682)	1,722	(448)
Depreciation and amortization	17,472	13,685	29,421	11,477	10,195	7,188	12,484	9,191	31,157	17,383

Cash earnings	$52,898	$30,691	$69,308	$46,433	$35,958	$18,504	$16,444	$32,445	$83,589	$54,462

Cash earnings per share	$0.91	$0.53	$1.20	$0.80	$0.63	$0.32	$0.29	$0.58	$1.45	$0.95

Related Parties

Transactions with related parties for the six months ended July 31, 2005 include $0.3 million payable under management agreements with all of Harry Winston's shareholders and $0.9 million of rent relating to the New York salon, payable to an employee and shareholder of Harry Winston.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber's reported results or financial position. There have been no changes to the Company's critical accounting policies or estimates from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2005.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in significant part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, and the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Currency Risk

Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, will therefore increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston, respectively.

From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine and exploration activities at the Diavik Project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 51% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

Outstanding Share Information
as at July 31, 2005

Authorized	Unlimited
Issued and outstanding shares	57,889,460
Fully diluted(1)	58,875,944
Weighted average outstanding shares	57,896,831
Options outstanding	2,019,758

(1)
Fully diluted shares outstanding under the treasury stock method.

Additional Information

Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

	July 31, 2005	January 31, 2005
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$100,851	$123,596
Cash collateral and cash reserves (note 3)	13,839	13,786
Accounts receivable	14,296	17,403
Inventory and supplies (note 4)	173,855	138,927
Advances and prepaid expenses	19,170	10,748

	322,011	304,460
Deferred mineral property costs	198,500	200,029
Capital assets	273,416	260,616
Intangible assets, net	43,259	43,597
Goodwill	41,966	41,966
Future income tax asset	25,531	22,385
Deferred charges and other assets	22,969	23,899

	$927,652	$896,952

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$72,301	$58,746
Promissory note (note 6)	—	50,902
Bank advances	5,335	5,791
Current portion of long-term debt	26,905	32,451

	104,541	147,890
Long-term debt	161,024	118,359
Future income tax liability	197,319	174,468
Other long-term liability	4,863	4,863
Future site restoration cost	15,166	13,855
Minority interest (note 1)	18,497	18,045
Shareholders' equity:
Share capital (note 7)	293,266	292,119
Stock options	10,607	9,260
Retained earnings	106,988	101,460
Cumulative translation adjustment	15,381	16,633

	426,242	419,472
Commitments and guarantees (note 8)
	$927,652	$896,952

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Sales	$115,699	$84,487	$225,831	$136,756
Cost of sales	53,065	37,746	112,184	66,337

	62,634	46,741	113,647	70,419
Selling, general and administrative expenses	22,711	17,632	46,105	26,346

Earnings from operations	39,923	29,109	67,542	44,073
Interest and financing expenses	(3,668)	(3,530)	(7,069)	(6,937)
Other income	885	467	1,771	962
Foreign exchange gain (loss)	(2,263)	760	(1,767)	411

Earnings before income taxes	34,877	26,806	60,477	38,509
Income taxes — Current	2,612	132	9,704	1,046
Income taxes — Future	12,788	14,666	18,108	22,614

Earnings before minority interest	19,477	12,008	32,665	14,849
Minority interest	457	(287)	63	(243)

Net earnings	$19,020	$12,295	$32,602	$15,092

Earnings per share
Basic	$0.33	$0.21	$0.56	$0.26

Fully diluted	$0.32	$0.21	$0.55	$0.26

Weighted average number of shares outstanding	57,876,674	57,486,497	57,896,831	57,428,354

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(expressed in thousands of United States dollars)

	July 31, 2005	January 31, 2005
	(unaudited)
Retained earnings, beginning of period	$101,460	$57,031
Net earnings	32,602	53,084
Dividends paid	(23,171)	(8,655)
Excess of repurchase price of common shares over Stated value (note 7)	(3,903)	—
Retained earnings, end of period	$106,988	$101,460

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars) (unaudited)

	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Cash provided by (used in):
Operating:
Net earnings	$19,020	$12,295	$32,602	$15,092
Items not involving cash:
Amortization and accretion	17,472	10,195	31,157	17,383
Future income taxes	12,788	11,309	18,108	18,221
Stock-based compensation	476	677	1,347	1,463
Foreign exchange	3,618	(888)	1,722	(448)
Minority interest	(323)	(448)	452	(403)
Change in non-cash operating working capital	(13,502)	(18,159)	(23,901)	(18,928)

	39,549	14,981	61,487	32,380

Financing:
Repayment of long-term debt	(18,887)	(10,000)	(18,973)	(46,113)
Increase in revolving credit	(14,783)	6,991	61,080	6,991
Deferred financing	—	—	(321)	(4,220)
Dividends paid	(14,484)	—	(23,171)	—
Issue of common shares	660	890	1,904	54,635
Common shares purchased for cancellation	—	—	(4,660)	—

	(47,494)	(2,119)	15,859	11,293

Investing:
Cash collateral and cash reserve	(7)	1,893	(53)	86,758
Deferred mineral property costs	(18,988)	(2,502)	(30,326)	(3,353)
Capital assets	(6,775)	(3,099)	(10,043)	(8,807)
Deferred charges	—	—	(548)	(2,719)
Purchase of Harry Winston (net of cash acquired)	—	—	—	(29,962)
Payment to Harry Winston minority shareholders	—	—	(57,867)	—

	(25,770)	(3,708)	(98,837)	41,917

Foreign exchange effect on cash balances	(942)	816	(1,254)	(350)
Increase in cash and cash equivalents	(34,657)	9,970	(22,745)	85,240
Cash and cash equivalents, beginning of period	135,508	98,898	123,596	23,628

Cash and cash equivalents, end of period	$100,851	$108,868	$100,851	$108,868

Change in non-cash operating working capital:
Accounts receivable	4,742	1,152	3,107	3,425
Advances and prepaid expenses	(772)	(4)	(8,422)	715
Inventory and supplies	(18,163)	(10,584)	(34,928)	(15,733)
Accounts payable and accrued liabilities	691	(8,723)	16,342	(7,335)

	$(13,502)	$(18,159)	$(23,901)	$(18,928)

Supplemental cash flow information:
Cash taxes paid	$2,079	$355	$4,223	$1,855
Cash interest paid	$3,673	$2,120	$6,319	$4,999

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2005 (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company's financial statements with a one-month lag.

Aber owns a 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, US. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004. Minority interest represents the remaining 49% ownership of Harry Winston not held by Aber.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2005 since these financial statements do not include all disclosures required by generally accepted accounting principles.

NOTE 3:

Cash Resources

	July 31, 2005	January 31, 2005
Diavik Joint Venture	$13,443	$6,889
Cash and cash equivalents	87,408	116,707

Total cash and cash equivalents	100,851	123,596
Cash collateral and cash reserves	13,839	13,786

Total cash resources	$114,690	$137,382

NOTE 4:

Inventory and Supplies

	July 31, 2005	January 31, 2005
Rough diamond inventory	$25,245	$19,013
Merchandise inventory	126,125	110,175
Supplies inventory	22,485	9,739

Total inventory and supplies	$173,855	$138,927

NOTE 5:

Diavik Joint Venture

The following represents Aber's 40% proportionate interest in the assets, liabilities and expenses of the Joint Venture as at June 30, 2005, and December 31, 2004.

	July 31, 2005	January 31, 2005
Current assets	$56,835	$33,057
Long-term assets	395,246	379,860
Current liabilities	16,860	9,198
Long-term liabilities and participant's account	435,221	403,709
Three months ended:
Net expense	35,242	34,864
Cash flows resulting from operating activities	(12,347)	(25,704)
Cash flows resulting from financing activities	42,757	35,014
Cash flows resulting from investing activities	(21,994)	(5,805)

NOTE 6:

Promissory Note

	July 31, 2005	January 31, 2005
Promissory note	$—	$50,902

The $50.9 million represents the balance of the purchase price payable plus accrued interest (accrued interest to January 31, 2005) by the Company for its acquisition of 51% of Harry Winston, paid on March 3, 2005.

NOTE 7:

Share Capital

(a)
Authorized
Unlimited common shares without par value.

(b)
Issued

	Number of Shares	Amount
Balance, January 31, 2005	57,918,279	$292,119
Shares issued for cash on exercise of options	121,181	1,904
Common shares purchased for cancellation	(150,000)	(757)
Balance, July 31, 2005	57,889,460	$293,266

  The Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to proceed with a normal course issuer bid to allow the Company to buy back a percentage of its shares on the open market. The notice filed with the TSX provides that the Company may purchase, through the facilities of the TSX over a one-year period, up to a total of 5% of its outstanding shares, representing 2,850,000 shares. The purchases commenced on February 14, 2005, and will terminate on the earliest of the date on which the Company completes its purchases pursuant to the notice, the Company terminates the program, and February 13, 2006. Purchases made by the Company will be in accordance with the rules and policies of the TSX and the prices that the Company will pay for the shares will be the market price of such shares at the time of acquisition thereof. Any shares purchased will be cancelled.

  During the first quarter, the Company acquired 150,000 common shares for cancellation for cash of $4.7 million. The excess of the price of common shares repurchased over the stated value has been allocated to retained earnings.

(c)
Restricted and Deferred Share Unit Plans ("RSU" and "DSU" Plans)
During the period, the Company granted 44,995 RSUs (net of decreases) and 19,922 DSUs under an employee and director incentive compensation program respectively. The RSU and DSU Plans are full value phantom shares which mirror the value of Aber's publicly traded common shares. The Company recognized an expense of $0.4 million (fiscal 2005 — $0.3 million) and $0.7 million (fiscal 2005 — $0.4 million) for the three and six months ended July 31, 2005.

NOTE 8:

Commitments and Guarantees

(a)
Environmental Agreement
Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement was $0.2 million for the period ending July 31, 2005. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements at July 31, 2005 was $33.8 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)
Participation Agreements
The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal Bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter, until termination. The agreements terminate in the event the Diavik Mine permanently ceases to operate.

(c)
Commitments
Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Aber's 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$53,112
2007	60,678
2008	71,827
2009	73,646
2010	74,362
Thereafter	109,398

NOTE 9:

Employee Benefit Plans

Expensed for the period:	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Six Months Ended July 31, 2005	Six Months Ended July 31, 2004
Defined benefit pension plan at Harry Winston	$36	$75	$72	$150
Defined contribution plan at Harry Winston	66	60	132	120
Defined contribution plan at the Diavik Mine	160	134	283	228

	$262	$269	$487	$498

NOTE 10:

Related Parties

Transactions with related parties for the six months ended July 31, 2005 include $0.3 million payable under management agreements with all of Harry Winston's shareholders and $0.9 million of rent relating to the New York salon, payable to an employee and shareholder of Harry Winston.

NOTE 11:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three and six months ended July 31, 2005.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims in Canada and the sale of rough diamonds in the market place.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the Three Months Ended July 31, 2005	Mining	Retail	Total
Revenue
North America	$70,795	$19,196	$89,991
Europe	—	12,565	12,565
Asia	—	13,143	13,143
Cost of sales	29,759	23,306	53,065

	41,036	21,598	62,634
Selling, general and administrative expenses	3,991	18,720	22,711

Earnings from operations	37,045	2,878	39,923

Interest and financing expenses	(2,627)	(1,041)	(3,668)
Other income	737	148	885
Foreign exchange gain	(1,959)	(304)	(2,263)

Segmented earnings before income taxes	$33,196	$1,681	$34,877

Segmented assets as at July 31, 2005
Canada	$644,830	$—	$644,830
United States	—	207,393	207,393
Other foreign countries	14,938	60,491	75,429

	$659,768	$267,884	$927,652

Goodwill as at July 31	$—	$41,966	$41,966
Capital expenditures	$5,105	$1,670	$6,775
Other significant non-cash items:
Income tax expense	$13,738	$(950)	$12,788

For the Six Months Ended July 31, 2005	Mining	Retail	Total
Revenue
North America	$139,302	$32,944	$172,246
Europe	—	30,733	30,733
Asia	—	22,852	22,852
Cost of sales	67,352	44,832	112,184

	71,950	41,697	113,647
Selling, general and administrative expenses	8,099	38,006	46,105

Earnings from operations	63,851	3,691	67,542

Interest and financing expenses	(4,874)	(2,195)	(7,069)
Other income	1,580	191	1,771
Foreign exchange gain	(1,491)	(276)	(1,767)

Segmented earnings before income taxes	$59,066	$1,411	$60,477

Segmented assets as at July 31, 2005
Canada	$644,830	$—	$644,830
United States	—	207,393	207,393
Other foreign countries	14,938	60,491	75,429

	$659,768	$267,884	$927,652

Goodwill as at July 31	$—	$41,966	$41,966
Capital expenditures	$7,958	$2,085	$10,043
Other significant non-cash items:
Income tax expense	$18,648	$(540)	$18,108

Sales to one customer in the mining segment totalled $13.5 million for the six months ended July 31, 2005 (six months ended July 31, 2004 — $13.8 million).

Safe Harbour Statement on Forward-Looking Information

Included in this news release are "forward-looking statements" and "forward-looking information" within the meaning of the US Private Securities Litigation Reform Act of 1995 and within the meaning of securities laws. Forward-looking statements and information may relate to Aber's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "estimate", "intend", "expect", "anticipate", "projected" or other similar expressions concerning matters that are not historical facts. In particular, statements regarding Aber's future operational or financial performance, future operations at the Diavik Mine or the results of future exploration activities are forward-looking statements and information.

All forward-looking statements and information are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects, strategies, regulatory developments, market forces, mine development plans, mining and exploration activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what Aber currently expects. With respect to Aber's future revenues and results of operations, these factors include developments in world diamond markets, changes in diamond valuations, risks relating to the retail operations of Harry Winston, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, and other factors. With respect to the Diavik Diamond Mine, these factors include the results of additional drilling and sampling, changes in diamond valuations, changes in engineering and construction timetables, unanticipated problems with mine operations and production, revisions to mining plans and other operational or production decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, changes in financing arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, the changing budget priorities of Aber or its Joint Venture partner, and other factors.

Readers are cautioned not to place undue reliance or importance on these forward-looking statements or information, which speak only as of the date of this news release. Due to risks and uncertainties, including the risks and uncertainties identified above, elsewhere in this news release and in the Company's filings with Canadian and United States securities regulatory authorities, actual events may differ materially from current estimates, expectations and projections. The Company disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements and information is contained in the Company's filings with Canadian and United States securities regulatory authorities.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

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Exhibit 2
MANAGEMENT'S DISCUSSION AND ANALYSIS
ABER DIAMOND CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in thousands of United States dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENT OF EARNINGS (expressed in thousands of United States dollars, except per share amounts) (unaudited)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENT OF RETAINED EARNINGS (expressed in thousands of United States dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in thousands of United States dollars) (unaudited)
ABER DIAMOND CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS July 31, 2005 (tabular amounts in thousands of United States dollars, except as otherwise noted)